Exhibit 2

LIBERATION INVESTMENTS, L.P.

11766 Wilshire Blvd, Suite No. 870

Los Angeles, CA 90025

LIBERATION INVESTMENTS, LTD.

11766 Wilshire Blvd, Suite No. 870

Los Angeles, CA 90025

December 6, 2005

The Board of Directors

Bally Total Fitness Holding Corporation

8700 West Bryn Mawr Avenue

Chicago, IL 60631

C/o: Marc D. Bassewitz, Esq.

Gentlemen:

As you know, Liberation Investments, L.P., Liberation Investments, Ltd. and their affiliates (collectively, “Liberation”) own approximately 10.9% of the outstanding common stock of Bally Total Fitness Holding Corporation (“Bally” or the “Company”), making Liberation Bally’s second largest shareholder.

On November 11, 2005 we wrote to urge you to exercise your fiduciary duties diligently. We advised you that sales of the equity of Bally must be effected through a transparent process designed to maximize the consideration to be paid to the Company or its shareholders and ensure a level playing field to encourage the participation of all interested purchasers. In your letter in reply on November 15, 2005, Mr. Bassewitz affirmed that “Liberation and all Bally stockholders can be certain that the directors are well aware of and, as always, will act in accordance with their fiduciary duties in connection with any and all matters that come before the Board.”

However, we write now to express our concern about certain matters disclosed by the Company in recent filings that appear to cast doubt on the Board’s adherence to its fiduciary duties and commitment to the interests of its stockholders.

Please provide an explanation of the Company’s recent equity compensation grants. Generous equity compensation packages were granted as of November 29, 2005 to all members of senior management—with the largest grant made to Mr. Toback at approximately $946,3501 in restricted stock in addition to options to purchase an additional 62,000 shares—despite the fact that members of Bally’s senior management had previously received more than adequate equity compensation this year. Grants of equity compensation had already been made to the same members of management on March 8, 2005, at which time Mr. Toback was granted approximately $841,2002 in restricted stock grants in addition to options to purchase an additional 170,000 shares. Please explain what stockholder interest was served by awarding this additional compensation to Mr. Toback and the other members of management. We are at a loss to understand why you believe these grants are consistent with your fiduciary duties.

[1]	This figure is based on information contained in Bally’s public filings and the November 28, 2005 closing price of Bally’s common stock on the New York Stock Exchange, as reported in Bally’s public filings.
[2]	This figure is based on information contained in Bally’s public filings and the November 28, 2005 closing price of Bally’s common stock on the New York Stock Exchange, as reported in Bally’s public filings.

In addition, the Company announced on November 30, 2005 that all stock options issued under its equity compensation plans had vested and all restrictions on restricted stock grants issued under such plans had lapsed due to a change in control triggered by accumulations of Bally’s common stock by Liberation and Pardus European Special Opportunities Master Fund L.P. But you failed to disclose to your stockholders in your November 30 filings that both of your equity compensation plans provide that the acceleration of vesting and the lapsing of restrictions do not occur automatically when an investor acquires in excess of 10% of Bally’s common stock, but only upon a decision to accelerate made in the discretion of the Board appointed committees that administer the plans. The 1996 Long-Term Incentive Plan, Bally’s principal equity compensation plan, further provides that the decision of the Board appointed committee that administers the plan to accelerate must take “into account the purposes of [the] Plan.”

As we read the 1996 Long-Term Incentive Plan, its primary purpose is to attract and retain important talent, but by accelerating vesting and the lapsing of restrictions you have, on the contrary, eliminated the very incentive for key employees to remain with the Company by enabling them to immediately cash in on what was meant to be deferred equity compensation. We have read in recent press releases and regulatory filings that many Company insiders have done just that by selling approximately 1,200,000 shares of Bally stock since the Company released its financial results on November 30, 2005, in many cases within fewer than 48 hours of the release of such financial results and while, according to Bally filings, the Securities and Exchange Commission and Department of Justice continue investigations in connection with the Company’s financial reporting. Bally public filings have revealed very little about the Securities and Exchange Commission and Department of Justice investigations, but it is difficult to imagine that insiders are not better informed about their progress than stockholders. Furthermore, the recent acceleration of vesting and lapsing of restrictions does not appear to have induced any new key employees to accept employment with Bally. Some of the equity grants that benefited from the acceleration decision were accompanied by generous tax gross-up rights to their recipients upon exercise or lapsing of restrictions. How then did the Board appointed committees that administer the plans conclude that the decision to accelerate vesting and the lapsing of restrictions was consistent with their fiduciary duties to the Company? What shareholder interest did the Board appointed committees that administers the plans believe they were advancing with their decision to accelerate?

Even though I was granted 35,000 shares of Bally restricted stock in 1998 and therefore, based on information contained in Bally’s public filings, stand to financially benefit from the actions of the Board appointed committees that administer the plans, I nevertheless strongly believe that the decision to accelerate vesting and lapsing of restrictions on all of the outstanding equity compensation grants under the 1996 Long-Term Incentive Plan and the Inducement Plan was inconsistent with the fiduciary duties of the Board appointed committees and I therefore believe that the decision should be rescinded immediately and that insiders should repurchase Bally shares they have opportunistically sold to date. I also believe that all restrictions that attached to the equity grants prior to acceleration should be reinstated, including restrictions on my shares and the shares to that I believe should be repurchased by insiders.

Based, in part, on the foregoing, we are not satisfied that you are properly exercising your fiduciary duties to stockholders. We anticipate your prompt response to the concerns identified above. Please note that we reserve the right to take the necessary action to protect the interests of shareholders, and, if the facts warrant, will seek to hold directors personally liable for any losses that befall the Company or its shareholders as a result of the Board’s failure to observe its fiduciary duties.

Sincerely,

/s/ Emanuel R. Pearlman
Emanuel R. Pearlman
Chairman and Chief Executive Officer